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03024267

OUR REF. 32073984-130435
SDC/TZS00154.DOC

June 27, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2


RECD S.E.C.
JUL 0 1 2003
1086

Ladies and Gentlemen,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated June 3, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu

dlw 7/2

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of June 3, 2003

1. Announcement dated June 24, 2003 in relation to resolutions passed at the 2002 Annual General Meeting



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

RESOLUTIONS PASSED AT THE 2002 ANNUAL GENERAL MEETING

The 2002 annual general meeting of Shandong International Power Development Company Limited was held on 24th June, 2003 and its board of directors hereby announces the resolutions passed at the meeting.

Reference was made to the notice dated 9th May, 2003 issued by Shandong International Power Development Company Limited (the "**Company**") convening its 2002 annual general meeting (the "**AGM**"), the announcement dated 9th May, 2003 issued by the Company and published in newspapers on 10th May, 2003 and 12th May, 2003, and the Company's circular dated 30th May, 2003 (the "**Circular**"). Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used herein.

The board of Directors hereby announces that the AGM was held on 24th June, 2003 at Guihe Crown Holiday Inn, No.3 Tianditan Street, Jinan, Shandong, the PRC, and the following resolutions were passed at the AGM as ordinary resolutions:

1. The report of the board of Directors for the year 2002 was approved.
2. The report of the supervisory committee of the Company for the year 2002 was approved.
3. The audited financial statements of the Company and the auditors' reports for the year 2002 were approved.
4. The Company's profit distribution proposal for the year 2002, details of which were set out in the Company's notice dated 9th May, 2003 convening the AGM, was approved.
5. The appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2003 were approved, and the board of Directors was authorised to determine their remuneration.
6. The Guangan Acquisition Agreement (i.e., the agreement dated 9th May, 2003 entered into between the Company and China Huadian, pursuant to which the Company has agreed to acquire from China Huadian its 80% equity interest in Guangan for a consideration of RMB475.50 million (subject to adjustment)) and its terms, the entering into and the execution thereof by and on behalf of the Company and all transactions contemplated thereunder were, with China Huadian abstaining from voting, approved, confirmed and ratified, and a Director was authorised to sign or execute all such documents and/or to do all such things and acts as he may consider necessary or expedient for the purpose of implementing or otherwise effecting any transaction contemplated under the Guangan Acquisition Agreeemnt or any other matter incidental thereto and in the interest of the Company.

The following resolutions were also passed at the AGM. These resolutions were passed as special resolutions:

1. The Proposed A Share Issue and the structure thereof, which is subject to approval of the CSRC being obtained, was approved with effect for a period of one year from the date of such approval (i.e., 24th June, 2003) and in such manner as particularised as follows:
   (a) The proposed issue by the Company of a maximum of 765,000,000 new A Shares under the Proposed A Share Issue was approved.
   (b) Out of the total number of new A Shares to be issued by the Company under the Proposed A Share Issue as referred to in paragraph (a) above, a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) were, with China Huadian abstaining from voting, approved to be allocated and issued to China Huadian. China Huadian has confirmed that it will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all such A Shares to be allocated to it under the Proposed A Share Issue.
   (c) The new A Shares to be issued by the Company under the Proposed A Share Issue shall bear a nominal value of RMB1.00 each.
   (d) The new A Shares to be issued by the Company to individuals and institutional investors in the PRC (i.e., the PRC public) under the Proposed A Share Issue shall, subject to approval of the Shanghai Stock Exchange being obtained, be listed on the Shanghai Stock Exchange.
   (e) Target subscribers for the new A Shares to be issued by the Company to the public in the PRC under the Proposed A Share Issue shall be natural persons and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC with A Share shareholder account maintained with the Shanghai Stock Exchange.
   (f) A price range in respect of the issue price for the Proposed A Share Issue shall be determined through pre-marketing, and a book-building process shall be conducted to determine the issue price for the Proposed A Share Issue.
   (g) The enlarged registered capital of the Company upon completion of the Proposed A Share Issue shall be increased to a maximum of RMB6,021,084,200.
   (h) After completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.
   (i) The board of Directors was authorised to determine and finalise the structure of the Proposed A Share Issue (including, but not limited to, the timing and the scale of the Proposed A Share Issue and the number of new A Shares to be issued thereunder, the issue mechanism, the final issue price and the pricing process, the target subscribers and the number of new A Shares to be allocated and issued to each such subscriber) and to sign such agreements and/or documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.
2. The Company's proposal regarding its intended use of proceeds to be raised from the Proposed A Share Issue, which proposal is subject to approval of the CSRC being obtained, was approved with effect for a period of one year from the date of such approval (i.e., 24th June, 2003) and in such manner and priority as described and particularised under paragraph (5) headed "Use of proceeds" under sub-section 2.1 headed "Structure of the Proposed A Share Issue" of section 2 headed "Proposed application to issue A Shares to the PRC public and to China Huadian" of the letter from the board of Directors set out in the Circular.
3. Amendments proposed to be made to the Articles of Association in connection with the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder and the proposed change of the Company's name from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited" were approved. Details of such proposed amendments were set out in Part A of Appendix I to the Circular. The board of Directors was also authorised to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association.
4. Amendments proposed to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue and as set out in Part B of Appendix I to the Circular were approved with effect for a period of one year from the date of such approval (i.e., 24th June, 2003). The board of Directors was authorised to, at such time as is appropriate following completion of the Proposed A Share Issue, sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts (including making any necessary and appropriate adjustment to the proposed amendments to the Articles of Association) as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments.

By Order of the board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
He Gong
Chairman

Shandong, the PRC
24th June, 2003